December 22, 2022 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street NE Washington, D.C. 20549	White & Case LLP 555 South Flower Street Suite 2700 Los Angeles, California 90071-2433 T +1 213 620 7700 whitecase.com

Attn:	Tyler Howes

Re:	Apollomics Inc. Amendment No. 1 to Registration Statement on Form F-4 Filed December 15, 2022 File No. 333-268525

Mr. Howes:

On behalf of our client, Apollomics Inc., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form F-4 filed on December 15, 2022 (File No. 333-268525, the “Registration Statement”), contained in the Staff’s letter dated December 19, 2022 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 2 to the Registration Statement on Form F-4 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Registration Statement on Form F-4 filed December 15, 2022

Information about Apollomics

Drug Candidate Development Status, page 215

1.

We note your revised disclosure in response to prior comment 6 and reissue in part. Please remove the third party trials from your pipeline table as disclosure indicates you do not have any direct financial interest in the development of these product candidates by third parties. We will not object to a narrative discussion of your rights to access clinical trial data and potential to benefit from feedback from regulators.

December 22, 2022

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 215 and 286 of Amendment No. 2.

Employment Agreements, page 337

2.	Please file the employment agreements entered into with your executive officers as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K for guidance.

Response: The Company respectfully advises the Staff that the Company does not believe that the employment agreements are required to be filed pursuant to Item 601 of Regulation S-K.

Pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K, the Company is not required to file any compensatory plan, contract or arrangement as an exhibit to the Registration Statement if it is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) and the public filing of such plan, contract or arrangement, or portion thereof, is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. Item 402(a)(1) provides that a foreign private issuer will be deemed to comply with the requirements of such Item if it provides the information required by Items 6.B and 6.E.2 of Form 20-F, with more detailed information provided if otherwise made publicly available or required to be disclosed by the issuer’s home jurisdiction or a market in which its securities are listed or traded. Item 18(a)(7)(ii) of Form F-4 also directs an issuer to provide the information required by Items 6.B and 6.E of Form 20-F with respect to each person who will serve as a director or an executive officer of the surviving or acquiring company. Instruction 4(c)(v) to the Exhibits to Form 20-F further provides that public filing of a management contract or compensatory plan, contract or arrangement, or portion thereof, is not required if the filing of such materials is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant.

The Company is the registrant under the Registration Statement and is a foreign private issuer. Consequently, the Company respectfully submits that because the agreements referenced in the Staff’s comment are not required to be publicly filed in the Cayman Islands and are not otherwise publicly disclosed by the Company, such agreements are not required to be filed as exhibits to the Registration Statement.

* * *

Please do not hesitate to contact Daniel Nussen of White & Case LLP at (213) 620-7796 with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc:	Guo-Liang Yu, Apollomics Inc.

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